Exhibit 99.2

Financial Report for the Three Months and Six Months Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six month periods ended June 30, 2014 and June 30, 2013. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period until the completion of the initial public offering of GasLog Partners LP. (the “IPO”) refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. which were contributed by GasLog Ltd. (“GasLog”) to the Partnership at the IPO. When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP. and its subsidiaries. You should read this section in conjunction with our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on May 6, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Cash Distribution

On July 30, 2014, the board of directors of GasLog Partners declared a prorated quarterly cash distribution, with respect to the quarter ended June 30, 2014, of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of GasLog Partners’ IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.5 per outstanding unit on an annualized basis. The prorated cash distribution is payable on August 14, 2014, to all unitholders of record as of August 11, 2014.

Recent Developments

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202.86 million and representing a 48.2% ownership interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to GasLog from the IPO proceeds.

As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and as a result of its ownership of the general partner, has the ability to appoint the majority of the Partnership’s directors and control the Partnership’s affairs and policies.

In addition to the cash consideration of $65.70 million paid to GasLog, GasLog Partners used the net IPO proceeds of $186.03 million to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and, (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the marked-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by the Partnership for general corporate purposes.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our initial fleet of three LNG carriers, which have charter terms expiring in 2018 and 2019, were contributed to us by GasLog Ltd., which controls us through its ownership of our general partner.

Our initial fleet consists of three LNG carriers, built in 2013, with modern tri-fuel diesel electric propulsion technology that operate under long-term charters with subsidiaries of BG Group. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities and allow us to diversify our fleet specification potentially to include steam-powered ships. We may also acquire vessels from shipyards or other owners. We intend to operate our vessels under long-term charters with predictable cash flows and to grow our position in the LNG market through further acquisitions of LNG carriers from GasLog and third parties. We believe we can grow our distributions per unit organically by providing reliable customer service to our charterers and leveraging GasLog’s relationships, expertise and reputation. We intend to make further acquisitions of LNG carriers from GasLog and third parties to grow our fleet. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow the amount of our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Initial Fleet

The Partnership’s initial fleet consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period(2)
GasLog Shanghai	2013	155,000	BG Group	January 2018	2021–2026
GasLog Santiago	2013	155,000	BG Group	March 2018	2021–2026
GasLog Sydney	2013	155,000	BG Group	May 2019	2022–2027

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years, and each charter requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Option Vessels

We have the option to purchase the following 12 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle and the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria that recently acquired from BG Group, 36 months after the closing of the IPO, which occurred on May 12, 2014), in each case at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	December 2020
Solaris	2014	155,000	Shell	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	2026
Hull No. 2073	Q2 2016	174,000	BG Group	2026
Hull No. 2102	Q3 2016	174,000	BG Group	2023
Hull No. 2103	Q4 2016	174,000	BG Group	2023
Methane Rita Andrea	2006	145,000	BG Group	April 2020
Methane Jane Elizabeth	2006	145,000	BG Group	October 2019
Methane Lydon Volney	2006	145,000	BG Group	October 2020
Methane Shirley Elisabeth	2007	145,000	BG Group	December 2019
Methane Heather Sally	2007	145,000	BG Group	December 2020
Methane Alison Victoria	2007	145,000	BG Group	June 2020

(1)	For newbuildings expected delivery quarters are presented.

(2)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Royal Dutch Shell plc (“Shell”), as applicable.

(3)	Indicates the expiration of the initial term. The charterer of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. For the other vessels in the above

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table, the charterers have unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

Results of Operations

Our three LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with BG Group in January, March and May 2013, respectively; therefore, our results are not comparable because prior to the delivery of our vessels, we only incurred general and administrative expenses and financial costs. In addition, following the completion of the IPO on May 12, 2014, total debt was significantly reduced and additional public company general and administrative expenses have been incurred.

Three month period ended June 30, 2014 compared to the three month period ended June 30, 2013

	Three month period ended June 30,
	2013	2014	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	16,339	20,974	4,635
Vessel operating costs	(3,885)	(4,094)	(209)
Depreciation	(3,115)	(4,006)	(891)
General and administrative expenses	(415)	(1,115)	(700)
Profit from operations	8,924	11,759	2,835
Financial costs	(3,010)	(6,381)	(3,371)
Financial income	7	5	(2)
Gain/(loss) on interest rate swaps	2,482	(2,998)	(5,480)
Profit for the period	8,403	2,385	(6,018)

During the three month period ended June 30, 2014, we had an average of 3 vessels operating in our owned fleet having 273 operating days while during the three month period ended June 30, 2013, we had an average of 2.4 vessels operating in our owned fleet having 214 operating days.

Revenues: Revenues increased by $4.63 million or 28.34% from $16.34 million for the three month period ended June 30, 2013, to $20.97 million for the same period in 2014. The increase is mainly attributable to the delivery of the GasLog Sydney on May 30, 2013 and the commencement of its charter party agreement. As a result of the GasLog Sydney delivery in the fleet, the operating days increased to 273 days for the three month period ended in 2014, as compared to 214 days for the three month period ended in 2013.

Vessel Operating Costs: Vessel operating costs increased by $0.21 million or 5.41% from $3.88 million for the three month period ended June 30, 2013, to $4.09 million for the same period in 2014. The increase was mainly attributable to the increased operating days in the three month period ended June 30, 2014.

Depreciation: Depreciation increased by $0.89 million or 28.53% from $3.12 million for the three month period ended June 30, 2013, to $4.01 million for the same period in 2014. The increase is mainly attributable to the delivery of the GasLog Sydney during the second quarter of 2013 and the fact that depreciation charges for that period commenced from the vessel’s delivery date to June 30, 2013, compared to the three month period ended June 30, 2014 where the vessel was in operation for the whole period.

General and Administrative Expenses: General and administrative expenses increased by $0.70 million or 166.67%, from $0.42 million for the three month period ended June 30, 2013, to $1.12 million for the same period in 2014. The increase is mainly attributable to board of directors’ fees of $0.14 million, the increase in administrative fees of $0.24 million deriving from the administrative services agreement that became effective after the completion of the IPO, a $0.17 million increase in legal and professional fees and an increase of $0.14 million in all other expenses.

Financial Costs: Financial costs increased by $3.37 million or 111.96%, from $3.01 million for the three month period ended June 30, 2013, to $6.38 million for the same period in 2013. The increase is mainly attributable to the $3.26 million write-off of the unamortized loan fees of the prepaid debt at the time of the IPO. During the three month period ended June 30, 2014, we had an average of $342.59 million of outstanding indebtedness, having an aggregate weighted average interest rate of 3.84%, compared to an average of $327.34 million of outstanding indebtedness with a weighted average interest rate of 3.78% during the three month period ended June 30, 2013. These weighted average interest rates include both floating and hedged debt (including the effect from the swaps classified as held for trading). During the period from the completion of the IPO until June 30, 2014, the average outstanding indebtedness was decreased to $303.52 million at a weighted average interest rate of 3.83%.

Gain/(Loss) on Interest Rate Swaps: Gain/(loss) on interest rate swaps, decreased by $5.48 million or 220.96%, from $2.48 million gain for the three month period ended June 30, 2013, to $3.00 million loss for the same period in 2014. The increase in loss is mainly attributable to a $3.88 million increase in loss from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and an increase of $1.50 million in loss that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued because the debt was repaid.

Profit for the Period: Profit for the period decreased by $6.02 million or 71.67% from $8.40 million for the three month period ended June 30, 2013, to $2.38 million for the same period in 2014, as a result of the aforementioned factors.

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Six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

	Six month period ended June 30,
	2013	2014	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	21,735	41,717	19,982
Vessel operating costs	(4,983)	(7,946)	(2,963)
Depreciation	(4,129)	(7,967)	(3,838)
General and administrative expenses	(661)	(1,707)	(1,046)
Profit from operations	11,962	24,097	12,135
Financial costs	(4,117)	(10,229)	(6,112)
Financial income	16	9	(7)
Gain/(loss) on interest rate swaps	2,747	(3,616)	(6,363)
Profit for the period	10,608	10,261	(347)

During the six month period ended June 30, 2014, we had an average of 3 vessels operating in our owned fleet having 543 operating days while during the six month period ended June 30, 2013, we had an average of 1.6 vessels operating in our owned fleet having 282 operating days.

Revenues: Revenues increased by $19.98 million or 91.90% from $21.74 million for the six month period ended June 30, 2013, to $41.72 million for the same period in 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney on January 28, 2013, March 25, 2013 and May 30, 2013, respectively and the commencement of their charter party agreements. As a result of the vessel deliveries, the operating days increased to 543 days for the six month period ended in 2014, as compared to 282 days for the six month period ended in 2013.

Vessel Operating Costs: Vessel operating costs increased by $2.96 million or 59.44% from $4.98 million for the six month period ended June 30, 2013, to $7.94 million for the same period in 2014. The increase was mainly attributable to the increased operating days in the six month period ended June 30, 2014.

Depreciation: Depreciation increased by $3.84 million or 92.98% from $4.13 million for the six month period ended June 30, 2013, to $7.97 million for the same period in 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in various days during the first six months of 2013 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to June 30, 2013, compared to the first six months of 2014 where the vessels were in operation for the whole period.

General and Administrative Expenses: General and administrative expenses increased by $1.05 million or 159.09%, from $0.66 million for the six month period ended June 30, 2013, to $1.71 million for the same period in 2014. The increase is mainly attributable to board of directors’ fees of $0.21 million, the increase in commercial management and administrative fees of $0.56 million deriving from the amended and new agreements that became effective after the completion of the IPO, a $0.18 million increase in legal and professional fees, and an increase of $0.10 million in all other expenses.

Financial Costs: Financial costs increased by $6.11 million or 148.30%, from $4.12 million for the six month period ended June 30, 2013, to $10.23 million for the same period in 2014. The increase is mainly attributable the $3.26 million write-off of the unamortized loan fees of the prepaid debt and an increase in interest expense deriving from higher weighted average outstanding debt and weighted average interest rate. During the six month period ended June 30, 2014, we had an average of $367.5 million of outstanding indebtedness, having an aggregate weighted average interest rate of 3.87%, compared to an average of $227.8 million of outstanding indebtedness with a weighted average interest rate of 3.72% during the six month period ended June 30, 2013. These weighted average interest rates include both floating and hedged debt (including the effect from the swaps classified as held for trading). During the period from the completion of the IPO until June 30, 2014, the average outstanding indebtedness was decreased to $303.52 million at a weighted average interest rate of 3.83%.

Gain/(Loss) on Interest Rate Swaps: Gain/(loss) on interest rate swaps, increased by $6.37 million or 231.63%, from $2.75 million gain for the six month period ended June 30, 2013, to $3.62 million loss for the same period in 2014. The increase in loss is mainly attributable to a $4.26 million increase in loss from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $1.62 million in loss that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued mainly because the debt was repaid and an increase of $0.47 million in realized loss from interest rate swaps held for trading.

Financial Income: Financial income slightly decreased by $0.01 million or 50% from $0.02 million for the six month period ended June 30, 2013, to $0.01 million for the same period in 2014.

Profit for the Period: Profit for the period decreased by $0.35 million or 3.30% from $10.61 million for the six month period ended June 30, 2013, to $10.26 million for the same period in 2014, as a result of the aforementioned factors.

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Customers

We currently derive all of our revenues from one customer, BG Group.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels and maintenance capital expenditures during drydockings), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. In connection with the IPO, we amended our existing vessel financing agreements to permit the transactions pursuant to which we acquired our initial fleet. Following the completion of the IPO, we entered into a $30.0 million revolving credit facility with GasLog (which we refer to as the sponsor credit facility). We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business. Generally, our sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we expect to distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and other capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. We have not made use of derivative instruments other than for interest rate risk management purposes, and we expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

As of June 30, 2014, we had $52.57 million of cash and cash equivalents, of which $1.95 million was held in a retention account in connection with the next installment and interest payment due under the credit facility of GAS-three Ltd. and $35.00 million was held in time deposits. Moreover, as of June 30, 2014, we had $3.00 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of June 30, 2014, we had an aggregate of $301.44 million of indebtedness outstanding under two credit agreements, of which $19.10 million is repayable within one year.

The Partnership has hedged 73.5% of its floating interest rate exposure at a weighted average interest rate of approximately 4.14% (including margin) until January 2018.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of June 30, 2014, our total current assets exceeded total current liabilities by $12.07 million.

Cash Flows

Six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Six months ended June 30,
	2013	2014

	(in thousands of U.S. dollars)
Net cash from operating activities	15,545	12,779
Net cash used in investing activities	(452,780)	(1,491)
Net cash from financing activities	448,754	26,878

Net Cash from Operating Activities:

Net cash from operating activities decreased by $2.76 million, from $15.54 million in the six month period ended June 30, 2013, to $12.78 million in the six month period ended June 30, 2014. The decrease of $2.76 million is mainly attributable to an increase of $15.94 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $6.19 million in cash paid for interest (including the payment of $2.01 million for the swap termination and reduction of the GasLog Sydney facility), a decrease of $0.89 million in security collaterals and an increase of $0.47 million in realized losses for interest rate swaps held for trading, partially offset by an increase of $20.73 million in revenue collections.

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Net Cash Used in Investing Activities:

Net cash used in investing activities decreased by $451.29 million, from $452.78 million in the six month period ended June 30, 2013, to $1.49 million in the six month period ended June 30, 2014. The decrease of $451.29 million is mainly attributable to payments for vessels of $452.79 million made in 2013. This decrease is partially offset by a net outflow of $1.50 million from short-term investments.

Net Cash from Financing Activities:

Net cash from financing activities decreased by $421.87 million, from $448.75 million in the six month period ended June 30, 2013, to $26.88 million in the six month period ended June 30, 2014. The decrease of $421.87 million is mainly attributable to the $411.00 million drawn from loan facilities and the capital contributions and advances received from shareholders of $41.79 million in 2013. No similar transaction occurred in 2014. The decrease is also affected by an increase of $89.45 million in bank loan repayments and the cash remittance of $65.70 million to GasLog in exchange for its contribution of net assets in connection with the IPO, partially offset by the net IPO proceeds of $186.30 million.

Contracted Chartered Revenue

As of June 30, 2014, the Partnership has contracted revenue of $344.98 million with average remaining charter duration of 4.1 years and 100% of total available days contracted through 2017, and 44% and 14% for 2018 and 2019, respectively. The aforementioned key indicators are calculated on the basis of the earliest estimated redelivery days, excluding extension options.

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GASLOG PARTNERS LP
INDEX TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

F-1

GasLog Partners LP

Unaudited condensed combined and consolidated statements of financial position
As of December 31, 2013 and June 30, 2014
(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2013	June 30, 2014
Assets
Non-current assets
Derivative financial instruments	8	799,926	—
Other non-current assets		1,242,720	1,642,659
Vessels	4	562,530,808	554,731,564
Total non-current assets		564,573,454	556,374,223
Current assets
Trade and other receivables		153,967	623,536
Inventories		730,209	627,366
Due from related parties	3	18,151	—
Prepayments and other current assets		390,526	413,250
Derivative financial instruments	8	—	151,917
Short-term investments		1,500,000	3,002,327
Cash and cash equivalents		14,403,785	52,569,863
Total current assets		17,196,638	57,388,259
Total assets		581,770,092	613,762,482
Owners/partners’ equity and liabilities
Owners/partners’ equity
Owners’ capital		156,168,950	—
Common unitholders (9,822,358 units issued and outstanding as at June 30, 2014)	10	—	189,588,258
Subordinated unitholders (9,822,358 units issued and outstanding as at June 30, 2014)	10	—	94,872,388
General partner (400,913 units issued and outstanding as at June 30, 2014)	10	—	3,875,488
Total owners/partners’ equity		156,168,950	288,336,134
Current liabilities
Trade accounts payable		704,793	859,576
Amounts due to related parties	3	24,674,117	14,757,994
Derivative financial instruments	8	4,233,398	1,827,845
Other payables and accruals	6	9,371,625	10,177,398
Loans – current portion	5	22,074,786	17,697,435
Total current liabilities		61,058,719	45,320,248
Non-current liabilities
Derivative financial instruments	8	625,425	1,189,159
Loans – non-current portion	5	363,916,998	278,916,941
Total non-current liabilities		364,542,423	280,106,100
Total owners/partners’ equity and liabilities		581,770,092	613,762,482

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed combined and consolidated statements of profit or loss
For the three and six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars except unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Revenues		16,339,031	20,973,536	21,734,558	41,716,592
Vessel operating costs		(3,884,754)	(4,094,089)	(4,982,522)	(7,945,552)
Depreciation	4	(3,115,262)	(4,005,967)	(4,128,759)	(7,967,321)
General and administrative expenses	7	(415,144)	(1,114,208)	(661,514)	(1,706,951)
Profit from operations		8,923,871	11,759,272	11,961,763	24,096,768
Financial costs	9	(3,010,168)	(6,381,990)	(4,115,947)	(10,228,993)
Financial income		7,250	5,142	15,680	9,169
Gain/(loss) on interest rate swaps	8,9	2,482,393	(2,997,523)	2,746,713	(3,615,838)
Total other expenses		(520,525)	(9,374,371)	(1,353,554)	(13,835,662)
Profit for the period		8,403,346	2,384,901	10,608,209	10,261,106
Earnings per unit for the period May 12, 2014 to June 30, 2014, basic and diluted:	11
Common unit		—	0.21	—	0.21
Subordinated unit		—	0.18	—	0.18
General partner unit		—	0.19	—	0.19

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed combined and consolidated statements of comprehensive income
For the three and six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Profit for the period		8,403,346	2,384,901	10,608,209	10,261,106
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	8	2,577,288	(469,507)	3,541,625	(309,593)
Recycled loss of cash flow hedges reclassified to profit or loss	8	193,781	1,688,392	263,144	1,880,043
Other comprehensive income for the period		2,771,069	1,218,885	3,804,769	1,570,450
Total comprehensive income for the period		11,174,415	3,603,786	14,412,978	11,831,556

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed combined and consolidated statements of changes in owners/partners’ equity
For the six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2013								106,628,923	106,628,923
Capital contributions	—	—	—	—	—	—	—	28,062,945	28,062,945
Capital contributions-contributed services	—	—	—	—	—	—	—	421,500	421,500
Profit for the period	—	—	—	—	—	—	—	10,608,209	10,608,209
Other comprehensive income for the period	—	—	—	—	—	—	—	3,804,769	3,804,769
Total comprehensive income for the period	—	—	—	—	—	—	—	14,412,978	14,412,978
Balance at June 30, 2013	—	—	—	—	—	—	—	149,526,346	149,526,346

Balance at January 1, 2014	—	—	—	—	—	—	—	156,168,950	156,168,950
Capital contribution	—	—	—	—	—	—	—	1,000	1,000
Profit from January 1, 2014 to May 11, 2014 (see note 11)	—	—	—	—	—	—	—	6,438,142	6,438,142
Other comprehensive income from January 1, 2014 to May 11, 2014	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income from January 1, 2014 to May 11, 2014	—	—	—	—	—	—	—	7,878,732	7,878,732
Net assets contributed by GasLog Ltd. in exchange for General partner, Common, Subordinated units and cash	400,913	3,796,432	162,358	1,534,309	9,822,358	93,022,419	98,353,160	(164,048,682)	(65,695,522)
Proceeds from issuance of common units, net of costs (see note 10)	—	—	9,660,000	186,030,150	—	—	186,030,150	—	186,030,150
Profit from May 12, 2014 to June 30, 2014 (see note 11)	—	76,459	—	2,023,799	—	1,722,706	3,822,964	—	3,822,964
Other comprehensive income from May 12, 2014 to June 30, 2014	—	2,597	—	—	—	127,263	129,860	—	129,860
Total comprehensive income from May 12, 2014 to June 30, 2014	—	79,056	—	2,023,799	—	1,849,969	3,952,824	—	3,952,824
Balance at June 30, 2014	400,913	3,875,488	9,822,358	189,588,258	9,822,358	94,872,388	288,336,134	—	288,336,134

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-5

GasLog Partners LP

Unaudited condensed combined and consolidated statements of cash flows
For the six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2013	June 30, 2014
Cash flows from operating activities:
Profit for the period	10,608,209	10,261,106
Adjustments for:
Depreciation	4,128,759	7,967,321
Financial costs	4,115,949	10,228,992
Financial income	(15,680)	(9,169)
Unrealized (gain)/loss on interest rate swaps	(3,501,428)	2,390,312
Non-cash contributed services	421,500	—
	15,757,309	30,838,562
Movements in working capital	2,023,861	(9,627, 380)
Cash provided by operations	17,871,170	21,211,182
Interest paid	(2,236,507)	(8,431,734)
Net cash from operating activities	15,544,663	12,779,448
Cash flows from investing activities:
Payments for vessels	(452,791,594)	—
Financial income received	11,808	11,054
Purchase of short-term investments	—	1,500,000
Maturity of short-term investments	—	(3,002,327)
Net cash used in investing activities	(452,779,786)	(1,491,273)
Cash flows from financing activities:
Bank loan drawdown	411,000,000	—
Bank loan repayments	(4,010,448)	(93,456,725)
Cash remittance to GasLog in exchange for contribution of net assets		(65,695,522)
IPO proceeds, net of expenses	—	186,030,150
Payment of loan issuance costs	(27,587)	—
Increase in amounts due to shareholders	13,728,649	—
Capital contributions received	28,062,945	—
Net cash from financing activities	448,753,559	26,877,903
Increase in cash and cash equivalents	11,518,436	38,166,078
Cash and cash equivalents, beginning of the period	2,299	14,403,785
Cash and cash equivalents, end of the period	11,520,735	52,569,863

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-6

GasLog Partners LP

Notes to the unaudited condensed combined and consolidated financial statements
For the six months ended June 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except share data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly-owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed by GasLog in connection with the initial public offering of its common units (the “IPO”).

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised by the underwriters), resulting in gross proceeds of $202,860,000 and representing a 48.2% limited partner interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% limited partner interest and all of the incentive distribution rights (“IDRs”) that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly-owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695,522 of cash consideration paid directly to GasLog from the IPO proceeds.

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the ship-owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all periods are referred to as the unaudited condensed combined and consolidated financial statements.

As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner, has the ability to appoint the majority of the Partnership’s directors and control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd (“GasLog LNG Services” or the “Manager”), a related party and a wholly-owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of June 30, 2014, the Subsidiaries were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 27, 2010	Vessel-owning company	GasLog Shanghai	155,000	January 28, 2013
GAS-four Ltd.	Bermuda	April 27, 2010	Vessel-owning company	GasLog Santiago	155,000	March 25, 2013
GAS-five Ltd.	Bermuda	February 14, 2011	Vessel-owning company	GasLog Sydney	155,000	May 30, 2013
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed combined and consolidated financial statements should be read in conjunction with the Partnership’s annual combined financial statements for the year ended December 31, 2013, included in the Partnership’s Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on May 6, 2014 (the “Registration Statement”).

The accompanying unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and the Subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated on consolidation.

The unaudited condensed combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. The same accounting policies and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Partnership’s combined financial statements for the year ended December 31, 2013, as included in the Registration Statement. On July 30, 2014, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual combined financial statements for the year ended December 31, 2013. In addition to those matters, in the three months ended June 30, 2014 management had to exercise judgment in determining the appropriate classification of the various partnership interests as presented below.

The unaudited condensed combined and consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

F-7

Classification of the Partnership interests

The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Adoption of new and revised IFRS

(a) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively decided to set January 1, 2018 as the effective date for the mandatory application of the standard. Management will evaluate the impact of this standard on the Partnership’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide a reasonable estimate of that effect.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment , IFRS 3 Business Combination , IFRS 8 Operating Segments , IFRS 13 Fair Value Measurement , IAS 16 Property, Plant and Equipment , IAS 38 Intangible Assets and IAS 24 Related Party Disclosures . These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards , IFRS 3 Business Combinations , IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Partnership’s financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement will be provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of

F-8

directors. GasLog will receive a service fee of $588,000 per vessel per year in connection with providing services under this agreement. Total administrative fees since the IPO amounted to $235,200 (Note 7).

Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd. and on March 31, 2011, GAS-five Ltd. entered into ship management agreements (“Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Ship Management Agreement provided for the following:

• Management Fees – A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

• Superintendent Fees –A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

• Share of General Expenses –A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

• Annual Incentive Bonus –Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries is subject to an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries will pay a management fee of $46,000 per month to the Manager and will reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements provide also for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and have clauses for decreased management fees in case of vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party.

The total fees charged as per the Ship Management Agreements and the Amended Ship Management Agreements for the three and six months ended June 30, 2014 amounted to $377,441 and $723,727, respectively (for the three and six months ended June 30, 2013, $249,250 and $331,788, respectively).

Commercial Management Agreement

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Commercial Management Agreements the Partnership would receive commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts. The fair value of the services for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid have been recorded as Contributed capital-contributed services and included in general and administrative expenses.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog will provide certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts.

The total fees charged as per the Commercial Management Agreements and the Amended Commercial Management Agreements for the three and six months ended June 30, 2014 amounted to $331,500 and $736,500, respectively (for the three and six months ended June 30, 2013, $319,500 and $421,500, respectively).

Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. As of June 30, 2014, no such option was exercised.

Revolving Credit Facility with GasLog

Upon completion of the IPO on May, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of June 30, 2014 the total available amount of the revolving credit facility remained undrawn.

F-9

The Partnership had the following balances with related parties which have been included in the condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2013	June 30, 2014
Due from GasLog	18,151	—
Total	18,151	—

Amount due to related parties

	December 31, 2013	June 30, 2014
Due to GasLog LNG Services Ltd (a)	3,918,098	2,223,957
Due to GasLog (b)	—	839,106
Due to GasLog Carriers Ltd (c)	20,756,019	11,694,931
Total	24,674,117	14,757,994

(a)	The balance of $2,223,957 represents payments made by the Manager to cover operating expenses of the Partnership of $1,974,987 (2013:$3,790,231) as well as amounts owed for management services of $248,970 (2013:$127,867).

(b)	The balance of $839,106 represents outstanding commercial management fees of $630,400 (Note 7) as well as payments of $208,706 made by GasLog on behalf of the Partnership and remain outstanding as of June 30, 2014.

(c)	The balance of $11,694,931 (2013:$20,756,019) represents amounts paid by GasLog Carriers Ltd., prior to the IPO, to provide the Partnership with funding to cover expenses during the construction period.

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2014	574,768,543
Additions	168,077
At June 30, 2014	574,936,620

Accumulated depreciation
At January 1, 2014	12,237,735
Depreciation expense	7,967,321
At June 30, 2014	20,205,056

Net book value
At December 31, 2013	562,530,808
At June 30, 2014	554,731,564

Vessels with an aggregate carrying amount of $554,731,564 as of June 30, 2014 (December 31, 2013: $562,530,808) have been pledged as collateral under the terms of the loan agreements.

5. Bank Loans

	December 31, 2013	June 30, 2014
Amounts due within one year	24,188,723	19,103,575
Less: unamortized deferred loan issuance costs	(2,113,937)	(1,406,140)
Loans – current portion	22,074,786	17,697,435
Amounts due after one year	370,706,468	282,334,892
Less: unamortized deferred loan issuance costs	(6,789,470)	(3,417,951)
Loans – non-current portion	363,916,998	278,916,941
Total	385,991,784	296,614,376

In connection with Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute

F-10

GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,633,649 of the new GAS-five Ltd. facility with proceeds of the initial public offering.

The main terms of the Partnership’s loan facilities have been disclosed in the annual combined carve-out financial statements for the year ended December 31, 2013, included in the Registration Statement. Refer to Note 9 “Bank Loans”. During the six months ended June 30, 2014, repayments related to the loan facilities of $93,456,725 (six months ended June 30, 2013: $4,010,448) were made in accordance with repayment terms and the aforementioned amendments.

The carrying amount of the Partnership’s bank debt recognized in the unaudited condensed combined and consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

6. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2013	June 30, 2014
Accrued legal and professional fees	43,925	183,776
Unearned revenue	7,071,341	7,071,341
Other payables and accruals	294,902	716,687
Accrued crew expenses	401,870	677,072
Accrued interest	1,397,587	1,042,464
Accrued board of directors fees	—	144,758
Accrued management, commercial and administrative fees, (Note 3)	162,000	341,300
Total	9,371,625	10,177,398

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Board of directors’ fees	—	144,758	—	207,258
Travel and accommodation	—	77,378	1,166	104,907
Legal and professional fees	9,332	183,830	15,942	191,252
Vessel naming ceremony expenses	63,475	—	199,714	—
Commercial management fees (Note 3)	319,500	331,500	421,500	736,500
Administrative fees (Note 3)	—	235,200	—	235,200
Foreign exchange differences	13,657	4,089	14,012	68,814
Other expenses	9,180	137,453	9,180	163,020
Total	415,144	1,114,208	661,514	1,706,951

8. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the derivative assets is as follows:

	December 31, 2013	June 30, 2014
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	799,926	151,917
Total	799,926	151,917
Derivative financial instruments, current asset	—	151,917
Derivative financial instruments, non–current asset	799,926	—
Total	799,926	151,917

The fair value of the derivative liabilities is as follows:

F-11

	December 31, 2013	June 30, 2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	2,816,370	—
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	2,042,453	3,017,004
Total	4,858,823	3,017,004
Derivative financial instruments, current liability	4,233,398	1,827,845
Derivative financial instruments, non – current liability	625,425	1,189,159
Total	4,858,823	3,017,004

Interest rate swap agreements

The Partnership enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of its exposure to fluctuations in prevailing market interest rates. Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	June 30, 2014
GAS-five Ltd.(1)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235,293	—
GAS-five Ltd.(2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794,117	—
						131,029,410	—

(1) The Partnership terminated the swap agreement on May 8, 2014 by paying its fair value on that date being $1,501,399 plus accrued interest of $198,604 from the IPO proceeds. The cumulative loss of $1,112,891 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid in the three and six month period ended June 30, 2014.

(2) The Partnership decreased the notional amount of the swap agreement by $21,935,119 on May 8, 2014 by paying the fair value of the reduced amount on that date being $512,302 plus accrued interest of $72,594. The cumulative loss of $356,204 from the period that hedging was effective was recycled to the profit or loss in the three and six month period ended June 30, 2014. Subsequently, the hedge accounting for the remaining portion was discontinued.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013.

For the three and six month period ended June 30, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $469,507 and $309,593, respectively has been recognized in other comprehensive income (June 30, 2013: gain of $2,577,288 and $3,541,625 for the three and six month period, respectively). No loss relating to the ineffective portion was recognized for the three and six month period ended June 2014 in profit or loss under Financial costs including (gain)/loss on interest rate swaps (June 30, 2013: gain of $16,742 for both the three and six month period).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	June 30, 2014
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234,360	86,223,944
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234,360	86,223,944
GAS-five Ltd.(2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	48,990,579
						180,468,720	221,438,467
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(1) In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and six months ended June 30, 2014 was $193,781and $385,432, respectively (for the three and six months ended June 30, 2013 was $193,781 and $263,144, respectively).

(2) In 2014, hedge accounting for this interest rate swap was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedge was effective, that was recycled to profit or loss for the three and six months ended June 30, 2014 was $25,516.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and six months ended June 30, 2014 amounted to a loss of $634,487 and $510,269, respectively (for the three and six months ended June 30, 2013 amounted to a net gain of $3,249,956 and $3,747,828, respectively), which was recognized against earnings in the period incurred and is included in Financial costs including (gain)/loss on swaps.

Fair value measurements

The fair value of the interest rate swaps at the end of the reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of the reporting period and the credit risk inherent in the contract. The Partnership uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Partnership’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7, Financial Instruments Disclosure. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial Instruments: Disclosures, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

9. Financial costs and gain/loss on interest rate swaps

An analysis of financial costs and gain/loss on interest rate swaps is as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Amortization of deferred loan issuance costs	439,602	3,704,321	595,822	4,232,754
Interest expense on loans and realized loss on cash flow hedges	2,553,441	2,646,985	3,500,992	5,922,808
Other financial costs including bank commissions	17,125	30,684	19,203	73,431
Total financial costs	3,010,168	6,381,990	4,115,947	10,228,993

Realized loss on interest rate swaps held for trading	573,782	674,644	754,713	1,225,526
Unrealized (gain)/loss on interest rate swaps held for trading (Note 8)	(3,249,956)	634,487	(3,747,828)	510,269
Recycled loss of cash flow hedges reclassified to profit or loss (Note 8)	193,781	1,688,392	263,144	1,880,043
Ineffective portion on cash flow hedges (Note 8)	—	—	(16,742)	—
Total (gain)/loss on interest rate swaps	(2,482,393)	2,997,523	(2,746,713)	3,615,838

10. Partners’ Equity

As described in Note 1, on May 12, 2014, the Partnership completed its IPO and issued (1) 162,358 common units, 9,822,358 subordinated units and all of the incentive distribution rights to GasLog, (2) 400,913 general partner units to the general partner and (3) 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters) at a price of $21.00 per unit. The net proceeds from the IPO amounted to $186,030,150 after deducting underwriting discount and underwriters’ expenses of $13,729,850 and the equity offering expenses of $3,100,000.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by the general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and
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•	after the subordination period, the approval of a majority of the outstanding common units voting as a single class.

In voting their common units and subordinated units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership will hold a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner will initially retain the right to appoint three of the directors. At the 2015 annual meeting, which will be the first annual meeting after the IPO, the common unitholders will elect two of the directors. The two directors elected by the common unitholders at the 2015 annual meeting will be divided into classes to be elected by the common unitholders annually on a staggered basis. Subordinated units will not be voted in the election of the two directors.

General Partner Interest

The partnership agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner’s 2.0% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the IPO. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership’s common units (excluding common units held by the general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such right.

The following table illustrates the percentage allocation of the additional available cash from operating surplus in respect to such rights:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.375	98.0%	2.0%	0%
First Target Distribution	up to	$0.43125	98.0%	2.0%	0%
	above	$0.43125
Second Target Distribution	up to	$0.46875	85.0%	2.0%	13.0%
	above	$0.46875
Third Target Distribution	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above	$0.5625	50.0%	2.0%	48.0%

11. Earnings Per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in partnership agreement as generally described in Note 10 above.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted in common units.

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As disclosed in Note 1, the general partner interest, the common units and the sub-ordinated units were issued to GasLog in exchange for the shares in the Subsidiaries, which owned the three LNG vessels and to the other common unitholders in connection with the IPO, on May 12, 2014. Earnings Per Unit (‘EPU’) is presented for the period in which the units were outstanding, with earnings calculated as follows:

For the three months ended		For the six months ended
June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014

Profit for the period	8,403,346	2,384,901	10,608,209	10,261,106
Less:
Profit/(loss) attributable to operations through May 11, 2014	8,403,346	(1,438,063)	10,608,209	6,438,142
Partnership’s profit for the period May 12, 2014 to June 30, 2014	—	3,822,964	—	3,822,964
Partnership’s profit for the period May 12, 2014 to June 30, 2014 used in the calculation of EPU	—	3,822,964	—	3,822,964
Partnership’s profit for the period May 12, 2014 to June 30, 2014 attributable to:
Common unitholders	—	2,023,799	—	2,023,799
Subordinated unitholders	—	1,722,706	—	1,722,706
General partner	—	76,459	—	76,459

12. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of June 30, 2014 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

Period	June 30, 2014
Not later than one year	83,554,127
Later than one year and not later than three years	169,167,651
Later than three years and not later than five years	92,262,721
Total	344,984,499

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined and consolidated financial statements.

13. Subsequent Events

On July 30, 2014, the Board of Directors of GasLog Partners declared a prorated quarterly cash distribution, with respect to the quarter ended June 30, 2014, of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of GasLog Partners’ IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.5 per outstanding unit on an annualized basis. The prorated cash distribution is payable on August 14, 2014, to all unitholders of record as of August 11, 2014.

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